SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-10145

EQUISTAR CHEMICALS, LP SAVINGS AND INVESTMENT PLAN

(Title of the Plan)

LYONDELL CHEMICAL COMPANY

1221 McKinney Street

Suite 700

Houston, Texas 77010

(Name and address of principal executive

office of the issuer of the securities)

EQUISTAR CHEMICALS, LP

SAVINGS AND INVESTMENT PLAN

*	Other supplemental schedules are not required and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Benefits Administrative Committee of the

Equistar Chemicals, LP Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Equistar Chemicals, LP Savings and Investment Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 29, 2005

EQUISTAR CHEMICALS, LP

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investment in Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust	$442,251,398	$391,799,537

Net assets available for benefits	$442,251,398	$391,799,537

See Notes to the Financial Statements.

EQUISTAR CHEMICALS, LP

SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2004

Contributions:
Employer	$11,720,324
Participant	20,647,448
Rollover	890,964

Total	33,258,736

Investment income:
Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust	45,423,585

Benefits paid to participants	(29,417,218)

Transfer activity:
Net transfers from Lyondell Chemical Company 401(k) and Savings Plan	935,869
Net transfers to LYONDELL-CITGO Refining Company 401(k) and Savings Plan for Non-Represented Employees	(24,270)
Other, net	275,159

Net transfer activity	1,186,758

Net increase	50,451,861

Net assets available for benefits:
Beginning of period	391,799,537

End of period	$442,251,398

See Notes to the Financial Statements.

EQUISTAR CHEMICALS, LP

SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

1. Description of Plan

General – The Equistar Chemicals, LP Savings and Investment Plan (“Plan”) is a defined contribution plan for employees of Equistar Chemicals, LP (“Equistar” or “Partnership”), a Delaware limited partnership, which is wholly owned by Lyondell Chemical Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan document for a complete description of the Plan.

Plan Administration – The Plan is administered by the Benefits Administrative Committee. Fidelity Institutional Retirement Services Company (“FIRSCO”) is the Plan’s recordkeeper. Plan assets are maintained in the Lyondell Chemical, Equistar Chemicals, and LYONDELL-CITGO Plans Master Trust (“Master Trust”) under the custody of the Fidelity Management Trust Company (“Trustee”). The Trustee makes payments as authorized by the Plan. Equistar pays all administrative expenses of the Plan.

Contributions – Subject to the Internal Revenue Code limitation on the maximum amount of an employee’s contribution on a pre-tax basis to $13,000 in 2004, participants are allowed to contribute from 1% to 50% of their base pay to the Plan through pre-tax payroll deductions (“Elective Deferrals”) and from 1% to 10% of their base pay through after-tax payroll deductions (“Savings Contributions”). Prior to April 1, 2002, Equistar made matching contributions to eligible participant accounts at the rate of 160% of the Elective Deferrals up to a maximum matching contribution of 8% of each participant’s eligible base pay, with the exception of the employees at the Partnership’s Peachtree City, GA facility who received a matching contribution to eligible participant accounts at the rate of 50% of the Elective Deferrals up to a maximum matching contribution of 3% of each participant’s eligible base pay. Effective April 1, 2002, Equistar makes matching contributions to the participant’s account at the rate of 100% of the Elective Deferrals up to a maximum matching contribution of 6% of the participant’s eligible base pay. There was no change in the matching contribution to the employees at the Peachtree City, GA facility. Participants are eligible for matching contributions immediately upon enrollment into the Plan. Any employee/participant who was hired before April 1, 2002 is fully vested in and has a nonforfeitable right to all matching contributions and earnings thereon. Any employee/participant who was hired on or after April 1, 2002 shall be vested in and have a nonforfeitable right to all matching contributions and earnings thereon on the earliest of the date the Participant: (i) attains three years of vesting service; (ii) dies; (iii) attains normal retirement age; or (iv) becomes disabled and is eligible for long-term disability benefits under a plan sponsored by the Partnership.

Investment Election – All participant assets are held in the Master Trust. The Trustee, in accordance with the options selected by each participant thereon, invests participant contributions and earnings. There are no nonparticipant directed investments. The Plan does not own specific securities or other assets in the Master Trust, but has an undivided interest in the net assets of the Master Trust.

Employees of Lyondell Chemical Company (“Lyondell”), Millennium Chemicals Inc. (“Millennium”), and the former Atlantic Richfield Company (“ARCO”), or their subsidiaries, who became employees of Equistar, had the assets attributable to their participation in the plans of those companies transferred into the Plan. These assets included common stock of Lyondell, Millennium and ARCO. ARCO was subsequently merged into BP p.l.c. (“BP”) and the ARCO common stock was converted to BP American Depositary Shares (ADSs). Such stock and ADSs can be held or sold by Equistar employees; however, the participant cannot elect to make any new purchases. Dividends on the stock and ADSs are reinvested per the terms of the Plan. On November 30, 2004, Lyondell acquired Millennium and Millennium common stock was converted into Lyondell common stock.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

EQUISTAR CHEMICALS, LP

SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

Benefit Payments and Borrowings – If a participant terminates employment for any reason, the participant’s vested account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. If the participant’s account balance is $5,000 or less, the participant’s account balance will be distributed as soon as practicable after termination.

The Plan permits withdrawals of Elective Deferrals under certain hardship conditions as defined by the Plan and granted by the Benefits Administrative Committee. Savings Contributions may be withdrawn in total or partial amounts as defined by the Plan.

Benefit payments are made in a lump sum cash payment, although a participant may elect to receive Lyondell common stock or BP ADSs to the extent assets are held in the form of such stock. Distributions upon retirement or termination are generally in Lyondell common stock or BP ADSs, to the extent assets are held in the form of such stock, and in cash to the extent invested in any other investment funds maintained under the Plan.

The Plan permits employees to borrow from their vested account balance, as defined by the Plan and subject to a minimum and maximum borrowing level. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last business day of the month preceding the date the loan application is received by the Benefits Administrative Committee, subject to a 6% maximum while a participant is on military leave of absence. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.00% to 10.62%. Repayment periods range from one to five years for general-purpose loans and one to ten years for residential loans. The loans are repaid ratably through payroll deductions. Repaid principal and interest are added to investment funds according to the current investment elections of the participant. The loans are carried as investments by the Master Trust at their face amount.

Forfeited Accounts – Amounts in forfeited nonvested accounts totaled approximately $8,430 and $8,665 at December 31, 2004 and 2003, respectively. These accounts are used to reduce future matching contributions.

Termination Provision – Although it has not expressed any intent to do so, the Partnership has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants would be fully vested in their accounts and all assets of the Plan would continue to be held for distribution to participants as provided in the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared using the accrual method of accounting, except for benefit payments which are recorded when paid in accordance with generally accepted accounting principles.

Investment Valuation and Income Recognition – The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Trust plus actual contributions and allocated investment income less accrual distributions. Quoted market prices are used to value investments in the Master Trust. Investment funds are valued at net asset value as of the last business day of the periods presented, which is the fair value of all securities held plus accruals for dividend income and interest income. Short-term and certain other investments are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on the trade date. Gains or losses on the sale or distribution of securities are computed on an average cost basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments, is included in “Investment income” in the Statement of Changes in Net Assets Available for Benefits.

EQUISTAR CHEMICALS, LP

SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

Transfer Activity – Transfer activity includes transfers to and from other plans participating in the Master Trust.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

Use of Estimates – The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties – The Master Trust provides for various investment options in any combination of stocks, bonds and mutual funds. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3. Tax Status

The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended (“Code”). The Plan received a favorable determination letter from the Internal Revenue Service dated July 20, 2001. The Plan has been amended since receiving the determination letter. However, the Benefits Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision is made for federal income taxes.

4. Reconciliation of the Plan Financial Statements to Schedule H of Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Schedule H of Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$442,251,398	$391,799,537
Deemed distributions of participant loans	(200,579)	(205,828)

Net assets available for benefits per Schedule H of Form 5500	$442,050,819	$391,593,709

EQUISTAR CHEMICALS, LP

SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to Schedule H of Form 5500:

2004
Total benefits paid to participants per the financial statements	$29,417,218
Deemed distributions of participant loans	5,249

Total expenses per Schedule H of Form 5500	$29,422,467

Amounts allocated to deemed distributions of participant loans are recorded as an investment in the financial statements and recorded as an expense on Schedule H of Form 5500.

Deemed Distribution—A participant loan is deemed distributed during the plan year under the provisions of Internal Revenue Code section 72(p) and Treasury Regulation section 1.72(p) if the participant loan is treated as a direct investment solely of the participant’s individual account and the participant has discontinued payment of the loan as of the end of the year. For financial statement purposes, the loan balance is still considered as an outstanding loan until the loan obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

5. Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust

The Master Trust was established in March 1999 and is a pooled investment trust composed of the beneficial interests of certain participating defined contribution plans of Lyondell, Equistar Chemicals, LP and LYONDELL-CITGO Refining LP, all of which are related entities. The net assets available for benefits of the Master Trust are presented below:

	December 31,
	2004	2003
ASSETS
Investments, at fair value:
Participant-directed investments:
Mutual funds	$521,085,750	$450,099,033
Common stock	61,663,943	50,272,665
Participant loans receivable, at cost	46,537,485	42,642,329
Money market funds	157,468,687	161,886,909
Self-directed brokerage accounts	111,172,174	96,615,971
Nonparticipant-directed investments:
Common stock	130,841,953	84,634,586

Total investments	1,028,769,992	886,151,493
Other receivables	112,929	1,441,679

NET ASSETS AVAILABLE FOR BENEFITS	$1,028,882,921	$887,593,172

Plan percentage	42.98%	44.14%

EQUISTAR CHEMICALS, LP

SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

Changes in net assets available for benefits of the Master Trust for the year ended December 31, 2004 are presented below.

	Participant Directed	Nonparticipant Directed	Trust Total
Contributions:
Employer	$16,253,234	$8,824,463	$25,077,697
Participant	41,441,827	1,834,965	43,276,792
Rollover	1,456,215	—	1,456,215

Total	59,151,276	10,659,428	69,810,704
Investment income:
Net appreciation in the fair value of investments:
Mutual funds	41,333,550	—	41,333,550
Common stock	19,345,315	55,983,668	75,328,983
Self-directed broker accounts	6,668,771	—	6,668,771

	67,347,636	55,983,668	123,331,304
Interest income	274,799	—	274,799
Interest from participant loans	1,923,817	224,072	2,147,889
Dividend income	15,286,921	3,108,982	18,395,903

Net investment income	84,833,173	59,316,722	144,149,895

Benefits paid to participants	(67,336,593)	(5,334,257)	(72,670,850)

Loan activity:
Participant borrowings	1,658,564	(1,658,564)	—
Participant repayments	(1,740,372)	1,740,372	—

Net loan activity	(81,808)	81,808	—

Transfer activity:
Net transfer to participant-directed investments from nonparticipant-directed investments	17,724,932	(17,724,932)	—
Other, net	791,402	(791,402)	—

Net transfer activity	18,516,334	(18,516,334)	—

Net increase	95,082,382	46,207,367	141,289,749
Net assets available for benefits:
Beginning of period	802,958,586	84,634,586	887,593,172

End of period	$898,040,968	$130,841,953	$1,028,882,921

EQUISTAR CHEMICALS, LP

SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

6. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan also invests in shares of Lyondell Chemical Company common stock which also qualify as party-in-interest transactions. These party-in-interest transactions are permissible under provisions of ERISA. Equistar pays the costs of administering the Plan.

7. Subsequent Event

The Plan was amended, effective June 1, 2005, to allow participants to directly invest in securities of Lyondell Chemical Company.

EQUISTAR CHEMICALS, LP

SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE

EIN: 76-0550481, P/N: 005

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

As of December 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	PARTICIPANT LOANS	4.0%-10.6%		$21,689,381

*	Denotes party-in-interest transaction.

EQUISTAR CHEMICALS, LP

SAVINGS AND INVESTMENT PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUISTAR CHEMICALS, LP
SAVINGS AND INVESTMENT PLAN

By:	/s/ Allen C. Holmes
ALLEN C. HOLMES
Chairman, Benefits Administrative Committee

Date: June 29, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit	Sequentially Numbered Page Where Located
23	Consent of Independent Registered Public Accounting Firm	14